UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2024

MASTERWORKS 274, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12238

Delaware	92-3559013
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

225 LIBERTY STREET, 29TH FLOOR, NEW YORK, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

As used in this Report, “we,” “our,” “ours,” “us,” or the “Company,” refer to Masterworks 274, LLC, a Delaware limited liability company and, as the context requires, the 274 segregated portfolio of Masterworks Cayman, SPC that holds title to the artwork indirectly owned by the Company. “Masterworks” refers to Masterworks, LLC, and or its wholly owned subsidiaries.

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with our unaudited Consolidated Financial Statements and the related notes. The Consolidated Financial Statements included in this filing are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make the interim Consolidated Financial Statements not misleading.

Overview

We are a Delaware limited liability company formed on April 14, 2023 to facilitate investment in a single work of art created in 2017 by George Condo (the “Artwork”). We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

On or about May 9, 2023, the Company commenced accepting subscriptions for an offering of up to 99,900 of our Class A ordinary shares pursuant to Regulation A of the Securities Act of 1933, as amended, for aggregate consideration of up to $1,998,000 (the “Offering”). Each Class A ordinary share is being offered at $20.00 per share. As of June 30, 2024, aggregate subscriptions of $1,821,140 had been accepted by the Company and closed upon, resulting in the issuance of 91,057 Class A ordinary shares and the offering remained open. All of the proceeds from the Offering will be used to pay, directly or indirectly, for the acquisition of a single artwork, and to pay an expense allocation or “true-up” to Masterworks.

During all relevant times following the initial closing of the Offering, title to the Artwork has and will continue to be held by the 274 segregated portfolio (the “Segregated Portfolio”) of Masterworks Cayman, SPC, a Cayman Islands segregated portfolio company (“Masterworks Cayman”). A segregated portfolio company registered under the Cayman Islands Companies Law is a single legal entity which may establish internal segregated portfolios. The Segregated Portfolio is treated as a subsidiary of the Company for financial reporting purposes. The Artwork is and will continue to be the only material asset of the Segregated Portfolio. The Segregated Portfolio will not incur any indebtedness for borrowed money and will not enter into any contracts, except the management services agreement (as amended, the “Services Agreement”) or any amendment or replacement thereof, or as may be necessary in connection with the sale of the Artwork.

2

Amounts paid to Masterworks in the form of expense allocation payments are intended to be reasonable compensation for (i) financing commitments, (ii) Masterworks’ sourcing the Artwork, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork and (iv) the use of the Masterworks Platform and Masterworks intellectual property. The expense allocation, which is paid in cash, is recognized upon acquisition of the Artwork.

Pursuant to the Services Agreement among us, Masterworks Cayman on behalf of the Segregated Portfolio and Masterworks entered into upon the initial closing of the Offering, the Administrator manages all administrative and custodial services relating to our business and pays all ordinary and necessary costs and expenses relating to our business. Until December 31, 2023, in exchange for these services and as reimbursement for these costs and expenses, we issued Class A preferred shares to the Administrator at a rate of 1.5% of the total Class A shares outstanding after giving effect to such issuance, per annum. On December 31, 2023, the parties amended the Services Agreement to provide that the Segregated Portfolio issue its preferred shares to the Administrator at a rate of 1.5% of the total outstanding equity interests of the Segregated Portfolio after giving effect to such issuance, per annum (the “SPC preferred shares”), which are exchangeable on a one-for-one basis into Class A ordinary shares of the Company, in respect of management services on a go-forward basis (together with any other Class A shares issued in respect of management fees, “Management Fee Shares”). Any extraordinary or non-routine costs, payments and expenses, if any, will be paid for by the Administrator, but such extraordinary or non-routine costs and payments will be reimbursed upon the sale of the Artwork or a sale of our Company, as applicable.

Other than activities related to the Offering and the acquisition and maintenance of the Artwork, we have not conducted any other business activities or operations. Our strategy is to hold the Artwork for capital appreciation and to display and promote the Artwork so as to enhance its value and broaden its exposure to the art-viewing public. We will not conduct any business activities except for activities relating to the ownership, maintenance, promotion and the eventual sale of the Artwork.

We do not expect to generate any material amount of revenues or cash flow unless and until the Artwork is sold. We are totally reliant on Masterworks to maintain the Artwork and administer our business. Although we believe the Administrator has sufficient capital resources and sources of liquidity to perform its obligations under the Services Agreement for the foreseeable future, there can be no assurance that the Administrator will be able to maintain sufficient capital to satisfy its obligations in future periods.

Operating Results

We do not earn a material amount of revenue and have not entered into a contract for the sale of the Artwork. Due to the comprehensive nature of the Services Agreement, our operating results for any fiscal period following the final closing of the Offering and prior to the period in which the Artwork is sold, will only reflect the management services fee, any extraordinary or non-recurring items for which we are responsible, if any, and, in the fiscal period in which the artwork is acquired, the expense allocation payable to Masterworks. Accordingly, differences in operating results from one fiscal period to the next are primarily attributable to the timing of the acquisition and disposition of the Artwork. Operating results for a particular fiscal period may also be affected by changes in the fair value of the Artwork, since the services fee payable to Masterworks in the form of Management Fee Shares is recorded based on the fair value of the Class A shares over the time period during which the related services are performed.

During the periods presented in the unaudited Consolidated Financial Statements included in this Report, we were not responsible for any extraordinary or non-recurring expenses.

Contingent Liabilities

We had no contingent liabilities as of June 30, 2024.

3

Income Taxes

We expect that we will be treated as a partnership for U.S. federal income tax purposes and not as an association or publicly traded partnership subject to tax as a corporation. As a partnership, we generally will not be subject to U.S. federal income tax. Instead, each shareholder that is subject to U.S. tax will be required to take into account its distributive share, whether or not distributed, of each item of our income, gain, loss, deduction or credit.

We had no federal and state income tax assets, liabilities or expenses (other than for management fees deducted in connection with the Services Agreement) as of and for the period ended June 30, 2024.

Liquidity and Capital Resources of the Administrator

We do not anticipate that we will maintain any material liquid assets and, accordingly, we rely upon the Administrator to pay for the maintenance and administration of our business in accordance with the Services Agreement. The table below summarizes selected unaudited balance sheet information of the Administrator as of June 30, 2024 and as of June 30, 2023, respectively:

	June 30,
	2024	2023
Assets
Cash, cash equivalents and restricted cash	$24,458,733	$2,392,869
Investments in securities from affiliates	18,691,099	12,376,846
Property and equipment, net	429,878	726,778
Other assets	1,391,623	3,678,323
Total assets	$44,971,334	$19,174,816

Liabilities
Current liabilities	$2,765,713	$5,077,215
Long-term liabilities	9,819,328	-
Total liabilities	12,585,041	5,077,215

Member’s Equity	32,386,293	14,097,601
Total Liabilities and Member’s Equity	$44,971,334	$19,174,816

We believe the Administrator has sufficient sources of current and future liquidity to satisfy its obligations under the Services Agreement for the foreseeable future. We do not believe the Company will need to raise any additional funds through the issuance and sale of additional membership interests and we are not permitted to do so under our operating agreement without the prior approval of holders of the Class A ordinary shares.

Masterworks, including the Administrator, has experienced considerable growth since inception in 2017, which has been funded through borrowings from Scott W. Lynn, the Founder of Masterworks, equity contributions of approximately $110 million from private investors in October 2021 and borrowings under a $25 million senior secured revolving credit facility entered into in April 2024. Masterworks earns the vast majority of its management fees and obtains profits interests in the form of equity interests in issuers sponsored on the Masterworks Platform and has not sold these equity interests for cash consideration in the past. Masterworks has generated operating losses and negative cash flows from operations since 2022.

The Administrator has covenanted in the Services Agreement that for so long as such agreement remains in effect, the Administrator will maintain on hand cash reserves sufficient to pay at least one year of estimated expenses to satisfy its obligations under the Services Agreement to fund the Company’s operations until the sale of the Artwork. The costs incurred by the Administrator to satisfy its obligations under the Services Agreement and similar agreements for other issuers are expected to be less than its revenues, though such revenues may be insufficient to fund the Administrator’s growth initiatives. Masterworks intends to fund its ongoing operations and future growth through the sale of management fee shares, together with other revenues generated by Masterworks, and may seek additional sources of third-party financing.

The Administrator earns fees in the form of management fee shares from us and other similar issuer entities and earns revenue when artwork is sold. Management Fee Shares were issued directly by the Company until January 1, 2024 and subsequently have been issued by the Segregated Portfolio that holds Artwork for the Company. The Class A preferred shares issued by the Company have a $20.00 per share liquidation preference over Class A ordinary shares and each Class A preferred share can be converted into one Class A ordinary share at any time at the discretion of the holder of the Class A preferred share. Likewise, the preferred shares earned by the Administrator as management fees in Masterworks Cayman (“SPC preferred shares”) have a $20.00 per share liquidation preference over SPC ordinary shares and each SPC preferred share can be exchanged into one Class A ordinary share at any time at the discretion of the holder of the SPC preferred share.

Masterworks’ revolving credit facility is secured by substantially all assets of Masterworks, including a pledge of equity interests in the Company beneficially owned by Masterworks. Other than these rights to acquire equity interests from Masterworks in the event of a default under the loan facility, Masterworks creditors have no rights, claims or interest in the assets of the Company. As of June 30, 2024, Masterworks has outstanding borrowings under the credit facility of $10 million, plus accrued interest. These borrowings, for which the Administrator is a co-obligor, become due and payable on November 30, 2025.

4

The Administrator conducts other business activities, including the administration of other entities similar to the Company and expects that, with scale and maturity of its operations as sales of artwork and management fee shares become a more regular occurrence, the Administrator’s cash revenues will consistently exceed its costs. The Company cannot estimate at this time what the aggregate costs and expenses of the Administrator will be with respect to such activities as they will depend on many factors. Additionally, the Company plans to own the Artwork for an indefinite period.

Recent Developments in the Art Market

The global art market has experienced cyclical pressures in 2023 and the first half of 2024. While Contemporary auction sales fell by 12.8% in 2023, the decline was mainly driven by the Young Contemporary segment, highly sensitive to fluctuations in Asian demand. Blue-chip Contemporary artists like Jean-Michel Basquiat continue to command high prices, and average prices across the Contemporary category (excluding Young Contemporary artists) remain relatively stable over the past two years. The Post-War auction category experienced a more pronounced softening given its concentration among fewer artists, exposing the segment to drawdowns in single-artist markets. Notably, sales by female artists in 2023 grew by 8.1% from the previous year. After two consecutive years of growth, transaction volume in the dealer sector slowed, decreasing by 3% year-over-year to $36.1 billion in 2023. The stability of the dealer sector relative to public auctions may signal sellers’ reluctance to place valuable, high-quality works at auction amid heightened uncertainty. In the first half of 2024, the art market continued to perform in the face of cyclical pressures as New York sales drove art market performance. In May’s Marquee New York sales, lower price point sales performed well with the value and number of works sold below $2 million growing from the same period in 2023. Sell-through rates at auction improved, largely due to a healthy guarantee market, indicating price support. In addition, female artist markets and the South Asian market show promising growth.

The price index for artwork sold at public auction by Richard Prince changed by (5.1%) between December 31, 2023 and June 30, 2024 based on hedonic indices prepared by the Administrator. The Administrator periodically appraises the Artwork and determines the estimated net asset value per Class A ordinary share, which is reported to shareholders via the Masterworks Platform and filed with the SEC on Form 1-U.

We are otherwise not aware of any trends, uncertainties, demands, commitments or events that will materially affect our operations.

Commitments from Affiliates to Fund Operations

We have a written commitment from the Administrator to fund our operations and costs to maintain the Artwork until we sell the Artwork which is contained in the Services Agreement.

Item 2. Other Information

None.

5

Item 3. Consolidated Financial Statements

MASTERWORKS 274, LLC

CONSOLIDATED FINANCIAL STATEMENTS

For the Period January 1, 2024 Through June 30, 2024

and For the Period April 14, 2023 Through June 30, 2023

F-1

MASTERWORKS 274, LLC

Consolidated Balance Sheet

(Unaudited)

	As of	As of
	June 30, 2024	June 30, 2023
ASSETS
Current Assets:
Cash and Cash Equivalents	$27,110	32,500
Total Current Assets	27,110	32,500
Artwork	1,800,000	-
Total Assets	$1,827,110	32,500
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$27,000	32,400
Expense allocation payment expense payable to affiliate	176,860	-
Total Current Liabilities	203,860	32,400
Total Liabilities	$203,860	32,400
Members’ Equity:
Total Members’ Equity	$1,623,250	100

Noncontrolling interests in consolidated subsidiary	-	-
Members’ Equity	1,623,250	100

Total Liabilities And Members’ Equity	$1,827,110	32,500

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-2

MASTERWORKS 274, LLC

Consolidated Income Statement

(Unaudited)

	For the period from January 1, 2024 through June 30, 2024	For the period from April 14, 2023 through June 30, 2023
Expenses:
Total Expenses	-	-
Net Income/(Loss)	$-	-

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	48,003	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

MASTERWORKS 274, LLC

Statement of Members’ Equity

(Unaudited)

	Class A ordinary Shares				Class A preferred Shares		Class B Shares			Noncontrolling Interests
			Retained Earnings /	Total Class A								Total
	Shares	Contributed Capital	(Accumulated Deficit)	Members’ Equity	Shares	Contributed Capital	Shares	Contributed Capital	Members’ Equity	Shares	Contributed Capital	Members’ Equity
Balance at April 14, 2023	-	$-	$-	$-	-	$-	-	$-	$-	-	$-	$-
Membership interests issued upon entity formation	-	-	-	-	-	-	-	-	100	-	-	100
Conversion of membership interests upon entry into the Amended and Restated Operating Agreement	-	-	-	-	-	-	1,000	100	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-	-	-	-	-
Class A preferred shares issued	-	-	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2023	-	$-	$-	$-	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2024	14,250	$285,000	$(197,990)	$87,010	-	$-	1,000	$100	$87,110	-	$-	$87,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	76,807	1,536,140	-	1,536,140	-	-	-	-	1,536,140	-	-	1,536,140
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2024	91,057	$1,821,140	$(197,990)	$1,623,150	-	$-	1,000	$100	1,623,250	-	-	$1,623,250

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-4

MASTERWORKS 274, LLC

Consolidated Statement of Cash Flows

(Unaudited)

	For the period from January 1, 2024 through June 30, 2024	For the period from April 14, 2023 through June 30, 2023
Cash Flows from Operating Activities:
Net income/(loss)	$-	-
Adjustments to reconcile net loss to net cash used in operating activities:
Expense allocation payment expense payable to affiliate	176,860	-
Net Cash Provided/(Used) in Operating Activities	176,860	-

Cash Flows from Investing Activities:
Purchase of artwork	(1,536,140)	-
Net Cash Provided/(Used) in Investing Activities	(1,536,140)	-

Cash Flows from Financing Activities:
Proceeds from issuance of membership interests	-	100
Net proceeds from unsettled subscriptions and investor subscription deposits	27,000	32,400
Proceeds from issuance of Class A ordinary shares	1,534,040	-
Net Cash Provided/(Used) in Financing Activities	1,561,040	32,500

Net Change in Cash and Cash Equivalents	201,760	32,500
Cash and Cash Equivalents, beginning of period	2,210	-
Cash and Cash Equivalents, end of period	$27,110	32,500

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$(2,100)	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2024 and 2023

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks 274, LLC (“Company”) was formed as a Delaware limited liability company to purchase a painting by George Condo (the “Artwork”). On or about May 9, 2023, the Company commenced accepting subscriptions for an offering of up to 99,900 of our Class A ordinary shares pursuant to Regulation A of the Securities Act of 1933, as amended, for aggregate consideration of up to $1,998,000 (the “Offering”). Each Class A ordinary share is being offered at $20.00 per share. As of June 30, 2024, aggregate subscriptions of $1,821,140 had been accepted by the Company and closed upon, resulting in the issuance of 91,057 Class A ordinary shares and the offering remained open.

All of the proceeds from the Offering will be used to pay, directly or indirectly, for the acquisition of a single artwork, and to pay an expense allocation or “true-up” to Masterworks Gallery, LLC (“Gallery”) as described in Note 2. The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Members’ Liability – The Company is organized as a Delaware limited liability company. As such, the liability of the member of the Company for the financial obligations of the Company is limited to the member’s contribution of capital.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and a segregated portfolio of Masterworks Cayman, SPC (the “SPC”), a Cayman Islands segregated portfolio company. The Company owned a substantial majority of the economic interests in the 274 Segregated Portfolio (the “Segregated Portfolio”) that owns the Artwork. Title to the Artwork is held by the Segregated Portfolio. As the context requires, references in these consolidated financial statements to the “Company” include either or both of the Company and the Segregated Portfolio, and references to “consolidated” refer to the fact that the Company treats the Segregated Portfolio as a consolidated subsidiary in these financial statements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 810-10 Consolidation: Overall. All significant intercompany transactions and balances have been eliminated in consolidation.

In accordance with ASC 810, noncontrolling interest is presented in the consolidated financial statements when a subsidiary of any of the consolidated entities has a noncontrolling interest. The Administrator has noncontrolling interest in the Segregated Portfolio in connection with the issuance of Management Fee Shares as later defined (see Note 2).

Basis of Accounting and Use of Estimates – The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets and the reported amounts of revenues and expenses in the statements of operations during the applicable period. Actual results could materially differ from those estimates.

Artwork – The purchase price of the Artwork was $1,800,000. Title to the Artwork is held by the Segregated Portfolio.

The Segregated Portfolio has no assets other than the Artwork, no indebtedness, and does not conduct any operations other than incidental to ownership of the Artwork. The Artwork is recorded at cost, which is the purchase price paid for the Artwork. Artwork is determined to have an indefinite life. The Company will review the Artwork for impairment in accordance with the requirements of FASB ASC Subtopic 360-10, Property, Plant, and Equipment: Impairment and Disposal of Long-Lived Assets. Those requirements require the Company to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the Artwork might not be recoverable, i.e., information indicates that an impairment might exist. In accordance with ASC 360, the Company:

●	Considers whether indicators of impairment are present. Indicators or triggers of impairment management considers are: deteriorating physical condition of the Artwork, trends in the art market, reputation of the artist, recent sales of other artworks by the artist, and other events, circumstances, or conditions that indicate impairment might exist;

●	If indicators are present, perform a recoverability test by comparing the estimated amount realizable upon sale of the Artwork, to its carrying value; and

●	If the amount realizable upon sale of the Artwork is deemed to be less than its carrying value, the Company would measure an impairment charge.

F-6

If it is determined that measurement of an impairment loss is necessary, the impairment loss would be calculated based on the difference between the carrying amount of the Artwork and its estimated fair value. An impairment loss would be reported as a component of income from continuing operations before income taxes in the Company’s consolidated financial statements. There were no events or circumstances indicating impairment of the Artwork for any period presented.

Cash and Cash Equivalents – The Company’s cash consists of cash held in a Federal Deposit Insurance Corporation (“FDIC”) insured bank account. The Company does not hold any cash equivalents.

Concentration of Credit Risk – The Company maintains its cash in bank accounts in amounts that may exceed federally insured limits at times. The Company has not experienced any losses in these accounts in the past, and management believes the Company is not exposed to significant credit risks as they periodically evaluate the strength of the financial institution in which it deposits funds and cash is only held for a short duration pending closing or a distribution to members.

Earnings (loss) per Class A ordinary Share – Basic earnings (loss) per share is calculated by dividing income (loss) available to Class A ordinary shareholders by the weighted-average Class A ordinary shares outstanding during the period. Fully-diluted weighted average Class A shares outstanding will also include Class A shares issuable upon: 1) exchange of Management Fee Shares, as applicable (as later defined in this Note); and, 2) conversion of Class B shares, if any, based upon the estimated fair value of the underlying Artwork. Diluted net loss per share is the same as basic net loss per share for all periods since the effect of potentially dilutive securities is anti-dilutive given the net loss of the Company.

Income Taxes – The Company is a limited liability company taxed as a partnership and thus is generally not subject to federal or state income taxes. As a segregated portfolio of a Cayman Islands company treated as a corporation, the Segregated Portfolio is not subject to any foreign or domestic income taxes. Accordingly, the Company’s taxable income or loss, which may vary substantially from income or loss reported for financial reporting purposes, will be included in the federal and state income tax returns of the Company’s members based upon their respective share of the Company’s income and expenses as reported for income tax purposes. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

The Company expects that it will be taxed as a partnership. Generally partnerships are not subject to federal or state income taxes. Should the Company be taxed as a partnership, all of the taxable income or loss will be included in the federal and state income tax returns of the Company’s members based upon their respective share of the Company’s income and expenses as reported for income tax purposes. The Company’s taxable income or loss may vary substantially from income or loss reported for financial reporting purposes. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

For the current tax year and for all major taxing jurisdictions, the Administrator has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense, and penalties on any income tax liability would be reported as income taxes. The Administrator does not expect that its assessment regarding unrecognized tax positions will materially change over the next twelve months. However, the Administrator’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors including but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S., state, and foreign income tax laws, and changes in administrative practices and precedents of the relevant taxing authorities.

Unsettled Subscriptions and Investor Subscription Deposits – The unsettled subscriptions and investor subscription deposits consist of amounts received from potential investors that might be settled in the form of the issuance of Class A ordinary shares at an undetermined future date. Amounts not settled to Class A ordinary shares by the time of the final closing are returned to the investor.

F-7

Members’ Equity – Members’ equity is comprised of different classes of membership interests, as described below:

Class A preferred shares are entitled to receive any and all net proceeds from the sale of the Artwork up to $20 per share before any payment is made with respect to Class A ordinary shares and Class B shares. If and to the extent the holders of Class A preferred shares have received $20 per share following a sale of the Artwork and there are additional net proceeds remaining, the holders of Class A ordinary shares are entitled to receive any and all net proceeds from the sale of the Artwork up to $20 per share before any payment is made with respect to Class B shares. If and to the extent the holders of both the Class A preferred shares and the Class A ordinary shares have received $20 per share following a sale of the Artwork and there are additional net proceeds remaining, the Class A preferred shares and Class A ordinary shares are entitled to 80% of such excess funds available for distribution on a pro rata basis and the Class B shares are entitled to the remaining 20% of such excess funds, provided, that such amounts would be proportionately adjusted if any or all of the Class B shares had been converted to Class A ordinary shares prior to the sale of the Artwork. Any Class A shares owned by the Administrator have no voting rights. The authorized number of Class A ordinary shares is limited to 99,900 plus (i) shares issued pursuant to the Administrative Services Agreement (including shares which may be issued upon conversion and exchange of such shares), plus (ii) shares which may be issued upon conversion of Class B shares. The number of Class A preferred Shares shall be limited to the number of Class A preferred shares which may be issued pursuant to the management service agreement signed with the Administrator (as amended, the “Management Services Agreement”), provided that following December 31, 2023, SPC preferred shares (exchangeable for Class A ordinary shares) are issued pursuant to the Management Services Agreement instead of Class A preferred shares. Class A preferred shares may be convertible into Class A ordinary shares, in whole or in part, at any time prior to the consummation of the sale of the Artwork, for no additional consideration. All Class A ordinary shares have certain limited voting and approval rights, generally including the issuance of additional shares, and removing members of the Board of Managers or the Administrator. The Board of Managers controls all other actions as stated in the Company’s amended and restated operating agreement.

Class B shares are entitled to 20% of the excess amount, if any, available for distribution to members following a sale of the Artwork after the holders of Class A shares have received $20 per share. In addition, prior to a sale of the Artwork, Class B shares may be converted into Class A ordinary shares with a value at the time of conversion equal to 20% of the increase in value of the Company’s issued and outstanding Class A and Class B shares. Any increase in value of the Class A ordinary shares would potentially dilute earnings per share in the future. The authorized number of Class B shares is limited to the number of Class B shares set forth on the Consolidated Statement of Members’ Equity. The convertible Class B shares have no specified exercise date, exercise price, or expiration. Class B shares have no voting rights.

The SPC preferred shares have $20 per share liquidation preference over SPC ordinary shares and are “non-participating”, meaning they do not entitle the holder to receive more than $20 per SPC preferred share. The SPC preferred shares entitle the holder to receive cash upon any sale of the Artwork held by the Segregated Portfolio in an amount up to $20 per share before any payment is made in respect of the Class A shares or SPC ordinary shares. The SPC preferred shares are exchangeable into Class A ordinary shares of the Company at an exchange rate of 1 for 1. If there is a sale of the Artwork resulting in a net loss (i.e. holders of Class A shares on a fully-diluted basis would receive a liquidating distribution of less than $20 per Class A share), the Administrator, as the holder of the SPC preferred shares, would effectively receive up to $20 per SPC preferred share in preference to any distribution made to Class A shareholders of the Company. If the Artwork sale results in a net profit (i.e. holders of Class A shares on a fully-diluted basis would receive a liquidating distribution of more than $20 per Class A share), the Administrator would convert its SPC preferred shares into Class A shares of the Company prior to the liquidating distribution and would receive the same economics per Class A share as other Class A shareholders.

SPC ordinary shares represent a 100% residual economic ownership interest in the Segregated Portfolio that owns the Artwork, after deduction of amounts payable in respect of the SPC preferred shares, if any.

The Class C ordinary share has no economic or voting rights, but would enable the holder thereof, if any, to remove, replace or reconstitute the Board of Managers. The Class C ordinary Share, if issued, may be issued to an affiliated entity of the Company that has raised capital from unaffiliated third party investors to invest in a diversified collection of artwork, which may include an investment in the Company’s Class A ordinary shares.

Expense Allocation – The Company agreed to pay Gallery an expense allocation payment which is intended to be reasonable compensation for (i) financing commitments, (ii) Masterworks’ sourcing the Artwork, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork and (iv) the use of the Masterworks Platform and Masterworks intellectual property. The expense allocation is expensed in the period in which the Artwork is acquired.

Organizational and Offering Costs – The Company’s expenses are paid by the Administrator pursuant to the Management Services Agreement under which the Administrator will receive a management services fee, payable quarterly in arrears (the “Services Agreement”). Until December 31, 2023, the management services fee was payable in the form of additional membership interests represented by Class A preferred shares. On December 31, 2023, the parties amended the Services Agreement to provide that the Segregated Portfolio issue its preferred shares to the Administrator at a rate of 1.5% of the total outstanding equity interests of the Segregated Portfolio after giving effect to such issuance, per annum (the “SPC preferred shares”), which are exchangeable on a one-for-one basis into Class A ordinary shares of the Company, in respect of management services on a go-forward basis (together with any other Class A shares issued in respect of management fees, “Management Fee Shares”). The Management Fee Shares will be accounted for as a management services fee expense and an equity issuance in the Company’s consolidated financial statements. Organizational and offering costs of the Company were paid by the Administrator and its affiliates on behalf of the Company.

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Organizational and offering costs include all expenses relating to the formation of the Company, the qualification of the Offering, and the marketing and distribution of Class A ordinary shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars; mailing and distribution costs; telephones, internet, and other telecommunications costs; all advertising and marketing expenses; charges of experts and fees; expenses and taxes related to the Offering; and registration and qualification of the sale of Class A ordinary shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company did not pay any of these costs and is not required to reimburse the Administrator for any of these costs. Accordingly, these costs are not included in the Company’s consolidated financial statements.

Revenue Recognition – The Company does not plan to generate a material amount of revenue until the Artwork is sold at some undetermined future date. At the time of sale, revenue will be recognized upon the transfer of the Artwork title to the buyer.

2. RELATED PARTY TRANSACTIONS

In connection with the Offering, the Company adopted an Amended and Restated Operating Agreement, which created different classes of membership interests, as described in Note 1. As a result, all of the Company’s original membership interests were converted into Class B shares. The Company subsequently amended the operating agreement on December 31, 2023.

As indicated in Note 1, the Company agreed to pay Gallery an expense allocation payment of $198,000.

The Administrator contractually provides management services to the Company. The management services fee is paid by issuing Management Fee Shares to the Administrator at a rate of 1.5% of the total Class A shares of the Company outstanding per annum. The Management Fee Shares are issued using the net asset value effective as of the applicable quarter-end in which the management services fee is due and payable. The management services fee covers all ordinary operating costs of the Company; however, the Administrator will charge the Company for any extraordinary costs and payments, including costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction and for selling the Artwork. For any extraordinary costs incurred or payments made on behalf of the Company, the Company will show the expense on its statement of operations in the year of occurrence, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork is sold and the resulting proceeds can be used to settle the liability to the Administrator. The Administrator may be removed from its role as Administrator if the holders of two-thirds (⅔) of the voting shares of the Company vote to remove and replace the Administrator, which would result in termination of the Management Services Agreement.

The Company is party to a Management Services Agreement with the Administrator, in which the Administrator pays the Company for the rights to commercialize the Artwork for the duration of the operations of the Company. The Company receives de minimis royalty income from the Administrator by the end of each fiscal year.

All balances and transactions denoted as to or from “affiliate” on the accompanying balance sheet, statement of operations, and statement cash flows represent related party transactions.

3. RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company holds no material assets, other than a single work of art, has no employees, and has no debts or contractual obligations, other than a management services agreement pursuant to which the Administrator will provide services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other normal operating services, and the Administrator will fund all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Administrator and is totally reliant on the Administrator to manage its business.

The preparation of the consolidated financial statements requires the use of estimates by management. Although the Artwork is carried at its cost basis, subject to possible impairment, Management must estimate the value of the Artwork to determine the expense associated with fees payable to the Administrator, which are payable in the form of Management Fee Shares. The value of artwork is highly subjective and given that each artwork is unique, there is a risk that management’s estimates are materially incorrect, which would result in an understatement or overstatement of the Company’s expenses. The value of the Artwork estimated by management has no impact on the number of Management Fee Shares issued.

The Company is subject to an exceptionally high level of concentration risk. The Company’s single Artwork can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate artwork during such periods at acceptable values or at all.

4. SUBSEQUENT EVENTS

Management has evaluated events and transactions that have occurred since June 30, 2024 and reflected their effects, if any, in these consolidated statements through September 20, 2024, the date the financial statements were available to be issued and a summary of material events occurring subsequent to and no material subsequent events have occurred. is set forth below.

The Company issued Class A ordinary shares subsequent to and no material subsequent events have occurred.. Such issuances did not exceed the number of Class A ordinary shares authorized as disclosed in Note 1.

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Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A filed on April 28, 2023).*
2.2	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A filed on April 28, 2023).*
2.3	Form of Second Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-U filed on September 5, 2023).*
4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Exhibit 4.1 to the Company’s Form 1-A filed on April 28, 2023).*
6.1	Form of Management Services Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on September 5, 2023).*
6.2	Form of Amended and Restated Intercompany Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on February 9, 2024).*
6.3	Art Purchase Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A filed on April 28, 2023).*

* Filed Previously

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks 274, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Nigel S. Glenday	Chief Executive Officer	September 20, 2024
Nigel S. Glenday	(Principal Executive Officer)

/s/ Nigel S. Glenday	Chief Financial Officer (Principal Financial Officer	September 20, 2024
Nigel S. Glenday	and Principal Accounting Officer) and Member of Board of Managers

/s/ Joshua B. Goldstein	Member of the Board of Managers	September 20, 2024
Joshua B. Goldstein

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